April 1, 2008

Halton Martin
Chief Executive Officer
Caribbean American Health Resorts, Inc.
9454 Wilshire Boulevard, Suite 600
Beverly Hills, CA 90212

Re: Caribbean American Health Resorts, Inc.
        File No. 000-15243
        Form 10-K for Fiscal Year Ended
        December 31, 2005
        Filed July 17, 2007

Dear Mr. Martin:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief